December 20, 2006

VIA EDGAR

Office of Filings and Information Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GuideStone Funds

File No. 811-10263

Ladies and Gentlemen:

On behalf of GuideStone Funds (the “Trust”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of an amendment to the endorsement to the Trust’s Investment Company Blanket Bond No. 81865879 (“Bond”), to include the addition of new series: MyDestination 2005 Fund, MyDestination 2015 Fund, MyDestination 2025 Fund, MyDestination 2035 Fund, MyDestination 2045 Fund, Real Estate Securities Fund, and Global Bond Fund. The endorsement providing for the addition of these seven new series became effective November 1, 2006; and

2.	A copy of the resolutions adopted at the meeting of the Board of Trustees held on September 14, 2006, at which a majority of the Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, approved the endorsement addition.

Please contact the undersigned at 302-791-1765 with any questions.

Sincerely,

/s/ Linda R. Ridolfi
Linda R. Ridolfi
Assistant Vice President,
Regulatory Administration
PFPC Inc.

cc:	Patricia Weiland

Curt Sharp

Fatima S. Sulaiman, Esq.

Rodney R. Miller, Esq.